                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For March 6, 2006
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F  X           Form 40-F
                          -----                   -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                 Yes                    No   X
                     -----                 -----

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

              MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
                         NATIONAL INSTRUMENT NO. 51-102

ITEM 1.   REPORTING ISSUER
          ----------------
          Northwestern Mineral Ventures Inc. (the "Company")
          36 Toronto Street
          Suite 1000
          Toronto, Ontario, M5C 2C5
          Canada

ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------
          A material change took place on March 6, 2006.

ITEM 3.   PRESS RELEASE
          -------------
          On March 6, 2006, a news release in respect of the material change was disseminated by the Company.

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------
          The material change is described in the Company's press release attached hereto.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------
          No information other than that provided in Item 4 above is presently available.

ITEM 6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
          -----------------------------------------------------------
          The report is not being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION
          -------------------
          No information has been omitted.

ITEM 8.   EXECUTIVE OFFICER
          -----------------
          Kabir Ahmed, Chairman and Chief Executive Officer

ITEM 9.   DATE OF REPORT
          --------------
          DATED at Toronto, in the Province of Ontario, Canada this 6th day of
          March, 2006.

                                  PRESS RELEASE

            NORTHWESTERN AND AZIMUT SIGN LETTER OF INTENT FOR URANIUM
                           PROJECT IN NORTHERN QUEBEC

TORONTO - MARCH 6, 2006 - Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB:
NWTMF) has signed a Letter of Intent to acquire a controlling interest in a highly prospective uranium project in the Ungava Bay region of northern Quebec,
Canada, from Azimut Exploration Inc. (TSX-V: AZM). The "North Rae Uranium
Project" consists of three blocks representing 668 claims with a total area of
298.9 km(2) or 73,835 acres (29,880 hectares).

"This acquisition is consistent with Northwestern's intentions to build a robust property portfolio that leverages the current strength in uranium prices," said
Kabir Ahmed, Chairman and CEO of Northwestern. "Azimut specializes in exploration targeting by using a proprietary methodology to generate high quality targets. The company has seven ongoing partnership agreements, including deals with Kennecott, Placer Dome and Cambior."

The North Rae Uranium Project is located on the eastern side of Ungava Bay, 6-12 miles (10-20 kilometers) from tidewater and approximately 99 miles (160 kilometers) east of the town of Kuujjuaq near the southern shore of Ungava Bay.
Access to the property is by fixed-wing aircraft or helicopter from Kuujjuaq, which has daily scheduled air service from Montreal.

For the past four years, Quebec has been rated one of the most favorable jurisdictions in the world for mineral exploration investment according to the
Annual Survey of Mining Companies conducted by The Fraser Institute, a renowned
Canadian economic research institution. In the 2004-2005 survey, Quebec ranked third out of 64 mining jurisdictions for its attractive mineral potential.

Under the terms of the Letter of Intent, Northwestern will pay C$210,000 in cash installments and will issue 150,000 shares. Northwestern will also spend a total of C$2.9 million in exploration expenditures over five years to earn an initial
50% interest in the project from Azimut, at which stage Azimut would retain a 2%
yellow cake royalty. Shares will be subject to all required regulatory hold periods. Northwestern can increase its ownership to 65% by issuing an additional
100,000 shares and paying an additional C$100,000 in cash over five years. To earn its 65% interest, Northwestern must also incur a minimum C$1.0 million in exploration expenditures over five years and produce a bankable feasibility study. Northwestern will act as operator of the project.

The Letter of Intent is subject to regulatory approval, due diligence and environmental assessment.

ABOUT NORTHWESTERN:
Northwestern Mineral Ventures (www.northwestmineral.com) is an emerging international exploration company with an experienced management team. The company is focused on properties with potential uranium and silver-gold targets and currently has interests in the United States, Canada and Mexico.
Northwestern is listed

on the NASD Bulletin Board under the symbol "NWTMF" and the TSX Venture Exchange under the symbol "NWT."

FURTHER INFORMATION:
Kabir Ahmed
Chairman and CEO
(866) 437-9551
info@northwestmineral.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This news release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.
Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause the Company's actual results to differ materially from those expressed or implied by such forward looking statements:
changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Northwestern Mineral Ventures Inc.

                                              By: /s/ Kabir Ahmed
                                                  -------------------
                                                  Kabir Ahmed
                                                  Chief Executive Officer

Date: March 6, 2006